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SECURITIES A
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11020543

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steadfast Capital Markets Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18100 Von Karman Ave., Suite 500
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Cook, President 949-333-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave., Suite 1010 (Address) Santa Ana (City) California (State) 92705 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Aaron Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steadfast Capital Markets Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA A. PARKS
Commission # 1810256
Notary Public - California
Orange County
My Comm. Expires Aug 19, 2012

[signature]
Signature

President & CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Steadfast Capital Markets Group, LLC
Irvine, CA.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Steadfast Capital Markets Group, LLC(the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the Company's check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 11, 2011

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

STEADFAST CAPITAL MARKETS GROUP, LLC

INDEPENDENT AUDITORS' REPORT

December 31, 2010

STEADFAST CAPITAL MARKETS GROUP, LLC

December 31, 2010

TABLE OF CONTENTS

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Steadfast Capital Markets Group, LLC
Irvine, California

We have audited the accompanying statement of financial condition of Steadfast Capital Markets Group, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steadfast Capital Markets Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank, & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 11, 2011

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 141,580
Accounts receivable	88,755
Other assets	22,411
Total assets	$ 252,746

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 70,915
Total liabilities	70,915
Member's equity	181,831
Total liabilities and member's equity	$ 252,746

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2010

Revenue	
Commission income	$ 673,080
Marketing and due diligence	124,890
MBD Fees	546,711
Miscellaneous income	68,100
Total revenue	1,412,781
Operating Expenses	
Commissions	661,220
Marketing and due diligence	122,610
Fees and licenses	1,226
Insurance	1,361
Legal and professional	17,546
Marketing	500
Miscellaneous	160
Office expenses	1,787
Outside services	82,559
Salaries	386,946
Shared expenses	9,900
Total operating expenses	1,285,815
Income (loss) before provisions for income taxes	126,966
Provision for income taxes	2,435
Net income (loss)	$ 124,531

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2010

	Capital Contributions	Retained Earnings	Total
Balances at December 31, 2009	$ 345,202	$ (287,902)	$ 57,300
Net income (loss)	-	124,531	124,531
Distributions	-	-	-
Balances at December 31, 2010	$ 345,202	$ (163,371)	$ 181,831

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the Year Ended December 31, 2010

As of the audited year ended December 31, 2010, no subordinated liabilities or agreements exist in the financial statements of Steadfast Capital Markets Group, LLC

See accompanying notes and independent auditors' report

STEADFAST CAPITAL MARKETS GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash flows from operating activities	
Net income (loss)	$ 124,531
Adjustments to reconcile net income (loss) to net cash change in operating activities:	
Changes in:	
Accounts receivable	(82,095)
Prepaid expenses	(3,836)
Accounts payable	45,925
Income tax payable	-
Net change in cash from operating activities	84,525
Net change in cash	84,525
Cash and cash equivalents, beginning of year	57,055
Cash and cash equivalents, end of year	$ 141,580

There were no financing or investing activities for the year ended December 31, 2010

Supplemental disclosures of cash flow information

Cash paid for:

Income taxes	$ 800
Interest	$ -

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1 – Summary of significant accounting policies

Organization and nature of business

Steadfast Capital Markets Group, LLC (the Company), a Delaware limited liability company, was formed on May 1, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. Upon active operations in March of 2009 the Company's business consists of the offering and sale of real estate related investment products.

Basis of recognition

Concession revenue and commission expense are recognized based on the trade date of the transaction.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations of credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time the Company maintains cash deposits in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Receivables

Management considers all accounts and commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2010, the Company had net capital of $65,843, which was $60,843 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 107.7% at December 31, 2010.

Note 3 – Income taxes

The provision for income taxes for the year ended December 31, 2010, consists of the following:

State	$ 800
Total	$ 800

Note 4 – Related party transactions

The Company received commissions from Steadfast Companies, and affiliates of this entity totaling $673,080 from the sale of Regulation D offerings and the sale of publicly registered non-traded real estate investment trust for the year ended December 31, 2010. The Company is the securities and financial services division of Steadfast Companies.

The Company had entered into an expense sharing agreement with Steadfast Investment Properties, Inc. (SIP), under which SIP would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. The Company reimburses SIP according to the terms of the expense agreements. During the year ended December 31, 2010, the Company paid $11,687 for costs related to the expense agreements.

The Company is owned by Steadfast REIT Holdings, LLC (SRH).

Note 5 – Subsequent events

Management has evaluated subsequent events through February 11, 2011, the date on which the financial statements were available to be issued.

STEADFAST CAPITAL MARKETS GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Computation of net capital

Total member's equity	$ 181,831
Deduct nonallowable assets	(115,988)
Net capital	$ 65,843

Aggregate indebtedness

Items included in statement of financial condition:	
Various liabilities	$ 70,915
Total aggregate indebtedness	$ 70,915
Ratio: Aggregate indebtedness to net capital	107.70%

Computation of basic net capital requirement

Minimum dollar net capital required:	
Company	$ 5,000
6-2/3% of total aggregate indebtedness	4,728
Minimum dollar net capital required	5,000
Net capital, as calculated above	65,843
Excess net capital	60,843
Net capital less 10% of aggregate indebtedness	58,752
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 65,843

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

STEADFAST CAPITAL MARKETS GROUP, LLC
STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2010, with the final audit report attached.

STEADFAST CAPITAL MARKETS GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

STEADFAST CAPITAL MARKETS GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BHF&W

Balser Horowitz Frank & Wakeling

Certified Public Accountants

February 11, 2011

To the Board of Directors
Steadfast Capital Markets Group, LLC
Irvine, California

In planning and performing our audit of the financial statements of Steadfast Capital Markets Group, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. Tustin Avenue, Suite 1010 | Santa Ana, CA 92705
Phone: (714) 543-1035 | Fax: (714) 543-1567
www.bhfw.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 11, 2011